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                                                                    EXHIBIT 8(a)

                       [On Burr & Forman LLP Letterhead]


                                  June 16, 2005

Board of Directors
ProAssurance Corporation
100 Brookwood Place
Birmingham, Alabama 35209

      RE: AGREEMENT AND PLAN OF MERGER DATED FEBRUARY 28, 2005 BETWEEN
          PROASSURANCE CORPORATION ("PRA"), NCP MERGER CORPORATION ("NEWCO"), AND NCRIC GROUP, INC. ("NCRIC") (THE "AGREEMENT")

Gentlemen:

      This letter is in response to your request pursuant to Section 6.2 of the Agreement that we provide you our opinions with respect to certain of the federal income tax consequences of consummating the transactions set forth in the Agreement. (Capitalized terms which are not otherwise defined in this letter shall have the meanings ascribed to such terms in the Agreement.)

      In rendering our opinions, we have relied upon the facts presented to us in (i) the Agreement and (ii) the Proxy Statement and Prospectus filed with the Securities and Exchange Commission as part of PRA's Registration Statement on Form S-4, including the exhibits thereto (the "Proxy Statement-Prospectus"). Additionally, we have relied upon the written representations of management of NCRIC and management of PRA which representations we have neither investigated nor verified, (together with, the Agreement and Proxy Statement-Prospectus collectively referred to as the "Reviewed Documents"). Capitalized terms used and not defined herein have the meaning given to them in the Agreement. We have also assumed that: (i) the transactions contemplated by the Agreement will be consummated in accordance therewith and as described in the Proxy Statement-Prospectus (and no transaction or condition described therein and affecting this opinion will be waived by any party); (ii) the Merger will qualify as a statutory merger under the DGCL, as amended; and (iii) the Merger will be reported by PRA and NCRIC on their respective federal income tax returns in a manner consistent with the opinions set forth below.

      In our examination of the Reviewed Documents, we have assumed, with your consent, that all documents submitted to us as photocopies (including without limitation the Agreement) reproduce the originals thereof, that such originals are authentic, that all such documents have

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Board of Directors
June 16, 2005
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been or will be duly executed to the extent required, and that all statements set forth in such documents are accurate and complete and will be accurate and complete as of the Effective Time of the Merger.

                              PROPOSED TRANSACTION

      Based solely upon our review of the Reviewed Documents, we understand that the proposed transaction will occur as follows:

      PRA is a Delaware corporation based in Birmingham, Alabama, and currently is a holding company for several corporations engaged in the business of providing medical professional liability insurance and personal lines insurance. NCRIC is a Delaware corporation based in Washington, D.C., that is also engaged in the business of providing, through its subsidiaries, medical professional liability insurance and practice management and financial services to physicians and other health care providers.

      The purpose of the Merger is to enable PRA to acquire the assets and business of NCRIC through the merger of NCRIC into NEWCO, which is a newly formed, wholly-owned subsidiary of PRA. After the Merger, NCRIC's operations and business will be continued by PRA. NCRIC and PRA have represented in the S-4 filing related to the Merger that each has a significant business purpose for the Merger. Under the Agreement, NCRIC will merge with and into NEWCO. Immediately upon the Effective Time, NCRIC's corporate existence will cease, and NEWCO will be the surviving corporation. As the surviving corporation, NEWCO will succeed to all of the assets and liabilities of NCRIC. As a result of the Merger, NEWCO will change its name to "NCRIC Corporation."

      By virtue of the Merger, each holder of record of the NCRIC Common Stock as of the Effective Time shall have the right to receive PRA Common Stock, the number of which shares shall be determined by the Exchange Ratio. The Exchange Ratio shall be subject to change if the Market Value of a share of PRA Common Stock is greater than $44.00 or less than $36.00.

      PRA will not issue fractional shares, and holders of NCRIC Common Stock will receive cash for the fractional shares of PRA Common Stock into which such holder's NCRIC Common Stock was converted under the Exchange Ratio.

      NCRIC has certain options outstanding for the purchase of NCRIC Common Stock pursuant to the NCRIC Option Plans and awards of shares of NCRIC Common Stock that are to be issued pursuant to the NCRIC Award Plan. Each unexercised NCRIC Stock Option at the Effective Time shall be assumed by PRA and continued in accordance with its terms with the holder of such NCRIC Stock Option having an election to either: (i) exchange the NCRIC Stock Option for the right to acquire a corresponding number of shares of PRA Common Stock at the Effective Time using Exchange Ratio; or (ii) surrender the NCRIC Stock Option at the Effective Time in exchange for a cash payment as determined by a formula in the Agreement. Each

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Board of Directors
June 16, 2005
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NCRIC Stock Award shall be assumed by PRA and shall be continued in accordance with its terms as in effect immediately prior to the Effective Time, and the holder thereof shall have the right to acquire a number of shares of PRA Common Stock to be determined by multiplying the Exchange Ratio by the number of shares of NCRIC Common Stock made the subject of the NCRIC Stock Award; provided that fractional shares resulting therefrom shall be eliminated.

                                 LEGAL ANALYSIS

      Section 368(a)(1)(A) of the Code provides that an "A" reorganization includes a statutory merger or consolidation effected pursuant to the applicable corporation laws of the United States or a state or territory of the United States.

      Section 368(a)(2)(D) of the Code provides that the acquisition by one corporation of substantially all of the properties of another corporation, in exchange for stock of a corporation which is in control of the acquiring corporation, shall not disqualify a transaction under Section 368(a)(1)(A) if
(i) no stock of the acquiring corporation is used in the transaction and (ii) the transaction would have otherwise qualified as an "A" reorganization had the merger been into the controlling corporation.

      Section 1.368-1(b) and 1.368-2(g) of the Treasury Regulations (the "Regulations") provide that the following additional requirements must be met for a transaction to qualify as a reorganization within the meaning of Section 368 of the Code:

      (i) "continuity of interest" must be present,

      (ii) "continuity of business enterprise" must exist, and

      (iii) the transaction must be undertaken for reasons germane to the continuance of the business of a corporation a party to the reorganization.

      In general, the continuity of interest test requires that in substance a substantial part of the value of the proprietary interests in the "target" or "acquired" corporation (in this case, NCRIC) be preserved in the reorganization, meaning they are exchanged for proprietary interests in the "issuing" corporation (and in the context of a "triangular" reorganization as contemplated in the Agreement, the "issuing" corporation is the corporation in control of the acquiring corporation, or PRA). See Regulation Section 1.368-1(e) (providing guidance on the continuity of interest requirement) and Regulation Section 1.368-1(b) (defining the issuing corporation in triangular reorganizations). Generally, continuity of interest does not exist to the extent that the acquiring corporation acquires the stock of the target corporation for consideration other than stock of the acquiring corporation, or if, in connection with the plan of reorganization, the acquiring company's stock is redeemed (or purchased by a related party). In addition, continuity of interest is not preserved to the extent that, prior to and in connection with the plan of

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Board of Directors
June 16, 2005
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reorganization, the target corporation (or a related party) redeems or acquires target stock with consideration other than stock of the target or makes an extraordinary distribution with respect to the target stock. Sales by the target shareholders of stock of the acquirer received in the transaction to unrelated third parties occurring before or after a reorganization are disregarded.

      For advance ruling purposes, the Internal Revenue Service has announced that it will regard the "continuity of interest" requirement to be satisfied if the former shareholders of the target corporation have a continuing interest through stock ownership in the acquiring corporation (or a corporation in control of the acquiring corporation) which is, in the aggregate, equal in value to at least 50% of the value of the formerly outstanding stock of the target corporation. See Rev. Proc. 86-42, 1986-2 C.B. 722, and Rev. Proc 77-37, 1977-2
C.B. 568. NCRIC Common Stock acquired by PRA from historic holders of NCRIC Common Stock for cash in prior transactions in connection with the Merger is included in this calculation. See Regulation Section 1.368-1(e)(6), Ex. 4(ii).

      Continuity of business enterprise requires that the issuing corporation either continue the target corporation's historic business or use a significant portion of the target corporation's historic business assets in a business. The fact that the issuing corporation and the target corporation are in the same line of business tends to establish the requisite continuity of business enterprise, but is not alone sufficient. Our conclusion as to the satisfaction of this requirement is based on the representations in the Certificates.

                                    OPINIONS

      Based upon and subject to the foregoing and assuming that the Merger will take place as described in the Agreement and that the representations made by PRA and NCRIC in the Certificates are true and correct both as of the date hereof and as of the Effective Time, we are of the following opinions:

      (1) The Merger will be treated as a reorganization within the meaning of
      Section 368(a) of the Code, and each of PRA, NEWCO and NCRIC will be a "party to the reorganization" within the meaning of Section 368(b) of the Code.

      (2) No gain or loss will be recognized to NCRIC on the transfer of substantially all of its assets to NEWCO in exchange for the PRA Common Stock, cash paid in lieu of fractional shares of the PRA Common Stock, and the assumption of liabilities of NCRIC.

      (3) No gain or loss will be recognized to PRA or NEWCO upon receipt by NEWCO of the assets of NCRIC in exchange for the PRA Common Stock, cash paid in lieu of fractional shares of PRA Common Stock, and the assumption by NEWCO of the liabilities of NCRIC.

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Board of Directors
June 16, 2005
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      (4) No gain or loss will be recognized by NCRIC shareholders upon the exchange of their NCRIC Common Stock solely for PRA Common Stock, including any fractional share interests to which they may be entitled.

      (5) The basis of the PRA Common Stock to be received by the holders of NCRIC Common Stock as a result of the Merger will be the same as the basis of the NCRIC Common Stock surrendered in exchange therefor.

      (6) The holding period of the PRA Common Stock received by the holders of NCRIC Common Stock as a result of the Merger will include the holding period of the NCRIC Common Stock surrendered in exchange therefor, provided the NCRIC Common Stock was held as a capital asset at the Effective Time.

      (7) The payment of cash in lieu of fractional share interests of PRA Common Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by PRA. These cash payments will be treated as having been received as distributions in full payment in exchange for the PRA Common Stock redeemed as provided in Section 302(a) of the Code.

      Our opinions are on matters solely related to certain United States federal income tax consequences of the Merger, and no opinion is expressed as to the tax consequences under any foreign, state or local tax law or under any federal tax laws other than those pertaining to federal income tax. This opinion represents and is based upon our best judgment regarding the application of relevant current provisions of the Code and interpretations of the foregoing as expressed in existing court decisions, administrative determinations (including the practices and procedures of the Service in issuing private letter rulings, which are not binding on the Service except with respect to the taxpayer receiving such a ruling) and published rulings and procedures all as of the date hereof. An opinion of counsel merely represents counsel's best judgment with respect to the probable outcome on the merits and is not binding on the Service or the courts. There can be no assurance that positions contrary to our opinions will not be taken by the Service, or that a court considering the issues would not hold differently from the Service (and no ruling will be sought) as to any of the federal income tax consequences addressed in this opinion. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the opinion expressed herein. We undertake no responsibility to advise you of any new developments in the law or in the application or interpretation of the federal income tax laws.

      In addition, our opinions are based solely on the documents that we have examined, the additional information that we have obtained, and the statements set out therein, which we have assumed and you have confirmed to be true on the date hereof and will be true as of the Effective Time. Our opinions cannot be relied upon if any of the facts contained in such documents or if

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Board of Directors
June 16, 2005
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such additional information is, or later becomes, inaccurate, or if any of the statements set out herein is, or later becomes, inaccurate. Further, no opinion is expressed with respect to the United States federal income tax consequences to holders of NCRIC Common Stock subject to special treatment under United States federal income tax law, such as holders of NCRIC Common Stock, if any, who hold NCRIC Common Stock other than as a capital asset, who receive NCRIC Common Stock upon the exercise of employee stock options or otherwise as compensation, who hold NCRIC Common Stock as part of a "hedge" "straddle," "constructive sale" or "conversion transaction," or who are insurance companies, securities dealers, financial institutions or foreign persons. Finally, our opinions are limited to the tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other tax consequences of the proposed transaction.

      We consent to the reference to this opinion in the Proxy Statement and to the inclusion of this opinion as an exhibit to S-4 Registration Statement.

                                          Very truly yours,

                                          BURR & FORMAN LLP

                                          /s/ BURR & FORMAN LLP

BAR/rf